UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Bitfarms Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09173B107
(CUSIP Number)
Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109 Telephone: (303) 794-2000
Attention to: William Jackman Executive Vice President, General Counsel and Secretary
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09173B107	Page 2 of 6

SCHEDULE 13D

1		NAME OF REPORTING PERSON Riot Platforms, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,331,631
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 61,331,631
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,331,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 09173B107	Page 3 of 6

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Schedule 13D filed on May 28, 2024 (as amended by Amendment No. 1, dated May 29, 2024, Amendment No. 2, dated June 4, 2024, Amendment No. 3 dated June 5, 2024, Amendment No. 4 dated June 12, 2024 and Amendment No. 5 dated June 13, 2024, the “Schedule 13D”) by Riot Platforms, Inc., a Nevada corporation (the “Reporting Person”), relating to the Common Shares, no par value per share (the “Common Shares”), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the “Company”), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Except as specifically amended by this Amendment No. 6, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in full as follows:

The information disclosed under Item 4 of the Schedule 13D (as amended by Amendment No. 6) is hereby incorporated by reference into this Item 3.

The aggregate purchase price of the Common Shares held by the Reporting Person reported herein was US$132,162,323. The Common Shares beneficially owned by the Reporting Person were purchased using funds out of its working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 24, 2024, the Reporting Person sent a letter (the “Requisition Letter”) to the board of directors of the Company (the “Board”) to requisition a special meeting of shareholders of the Company (the “Special Meeting”) for the purpose of electing new independent members of the Board who will act in the best interests of the Company and all of its stakeholders. The Requisition Letter also stated that the Reporting Person is withdrawing its previous proposal to acquire the Company for US$2.30 per Common Share (the “Proposal”) and will be commencing an application to the Ontario Capital Markets Tribunal to seek, on an expedited basis, an order cease-trading the shareholder rights plan adopted by the Board on June 10, 2024 (the “Poison Pill”). The foregoing summary of the Requisition Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Requisition Letter, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

On June 24, 2024, the Reporting Person also issued a press release announcing that it has requisitioned the Special Meeting, that it has withdrawn the Proposal and that it stands ready to engage with the reconstituted Board regarding a potential business combination with the Company. The Reporting Person also disclosed that it currently owns approximately 14.9% of the Common Shares and will be applying to the Ontario Capital Markets Tribunal to cease-trade the Poison Pill. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

CUSIP No. 09173B107	Page 4 of 6

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(c) The following information concerning the Common Shares purchased by (or on behalf of) the Reporting Person during the 60-day period prior to this filing is added:

Trade Date	Shares Purchased	Weighted Average Price per Share (US$)	Price Range (US$)
06/17/2024	1,925,621	3.00	2.82 – 3.23
06/18/2024	1,778,974	3.15	3.01 – 3.22

CUSIP No. 09173B107	Page 5 of 6

SCHEDULE 13D

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Meeting Requisition and Letter to the Board of Directors of the Company, dated June 24, 2024

Exhibit 2:	Press Release of the Reporting Person, dated June 24, 2024

CUSIP No. 09173B107	Page 6 of 6

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2024

Riot Platforms, Inc.

By:	/s/ Colin Yee
	Name:	Colin Yee
	Title:	Chief Financial Officer